UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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SCHEDULE 14F-1

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Information Statement Pursuant to Section 14(f) of the Securities and Exchange Act of 1934

and Rule 14f-1 thereunder

PMI CONSTRUCTION GROUP

 (Exact name of registrant as specified in its corporate charter)

Nevada	000-52790	95-4465933
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

B56-B76, Songshan Lake Creative Life City Gongye West Road, Dongguan Guangdong, China (Address of principal executive offices)

086-769-38832388 (Issuer's telephone number, including area code)

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NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHODLERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

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PMI CONSTRUCTION GROUP

B56-B76, Songshan Lake Creative Life City

Gongye West Road, Dongguan

Guangdong, China

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14(f)-1 THEREUNDER

INTRODUCTION

This Information Statement is being sent to you pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and rule 14f-1 promulgated thereunder, in connection with an anticipated change in the members of the Board of Directors (the “Board”) of PMI Construction Group (the “Company”),  a Nevada Corporation, as a result of the completion of a stock purchase by and between Kung Fu Dragon Group Holdings Limited and NobleCorp Asset Management Ltd. (the “Buyers”) and certain sellers (the “Sellers”).

This Information Statement is being mailed on or before September 8, 2014 to all persons who are holders of record of the Company's common stock as of September 1, 2014  The information included in this Information Statement regarding the persons designated to become directors of the Company as a result of the change in control has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.  HOWEVER, NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

Terms of Transaction

On August 15, 2014, the Company approved and acknowledged a Stock Purchase Agreement, entered into by and between certain shareholders of the Company, as Sellers, and Kung Fu Dragon Group Holdings Limited, a British Virgin Islands corporation, and NobleCorp Asset Management Ltd., a Labuan corporation, as Buyers, pursuant to which the Buyers purchased from the Sellers a total of 15,623,146 shares of common stock in the Company as well as three outstanding Company Promissory Notes.

In conjunction with the share purchase transaction between the Sellers and the Buyers, on August 15, 2014, Mr. Jeffery Peterson, the Company’s sole officer and director, resigned from his respective positions as the President, Chief Executive Officer and Chief Financial Officer of the Company.  His resignation was not due to a disagreement with the Company.   Mr. Peterson did not resign his position as a member of the board of directors.

On August 15, 2014, the board of directors of the Company appointed Ms Liu Yongming Lona as both a director of the Company, and as the Company’s President, Chief Executive Officer and Chief Financial Officer.  Ms Liu Yongming Lona does not have any employment agreements with the Company.

In addition to the foregoing changes to the management of the Company, the nominees listed below will be appointed to the Board of Directors of the Company, and Mr. Peterson will resign as a director of the Company following the filing of this Information Statement.

VOTING SECURITIES OF THE COMPANY

As of September 1, 2014 the Company had 17,300,709 shares issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders of the Company. As a result of the closing of the stock purchase transaction discussed herein Kung Fu Dragon Group Holdings Limited and NobleCorp Asset Management Ltd., collectively became the owners of approximately 90% of the issued and outstanding common stock of the Company.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a director or executive officer. The executive officers are elected annually by the Board of Directors. The directors serve one year terms or until their successors are elected.

The directors and executive officers currently serving the Company are as follows:

Name	Age	Position Held and Tenure
LIU, Yongming	43	President, Chief Executive Officer, Chief Financial Officer, and Director
Jeffery Peterson	35	Director

Biographical Information

LIU, Yongming - In addition to her work with the Company, since early 2013 Ms Liu Yongming Lona, has served as the deputy general manager of Dongguan Kung Fu Dragon TV Media Co., Limited, a Chinese corporation and has been responsible for the company’s strategic marketing function. From 2005 to 2012, Ms Liu was the general manager of Shenzhen Source of Nature Biotechnology Development Co., Limited, a Chinese corporation. Ms. Liu has over 10-years experience in marketing and administration function.

Jeffery Peterson  - Mr. Peterson currently is employed at Bluestone Advisors, LLC.  Mr. Peterson will provide such assistance to the Company as is requested.  Prior to joining Bluestone Advisors, LLC in 2009, Mr. Peterson was employed by Alpine Securities Corporation for the past 11 years.  Mr. Peterson has a degree in Finance and Business Administration from the University of Utah and is 35 years old.  Based on Mr. Peterson’s experience in finance and in dealing with small public companies, the board of directors believes he is qualified to be a director.

There are no family relationships between any of the current directors or officers of the Company.

NOMINEES TO BECOME COMPANY DIRECTORS

The following table sets forth the name and age of the persons expected to be appointed as directors of the

Company as a result of the change of control which occurred pursuant to the stock purchase described herein between the Buyers and Sellers:

Name	Age	Position Held and Tenure
WEN, Zhiguang	42	Director
KOK, Seng Yeap	39	Director
QIU, Shijun	45	Director
LI, Jianhong	41	Director
TAN, Kok Beng	40	Director

The directors named above will serve until the next annual meeting of the Company’s stockholders or until their successors have been appointed.  Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting.  Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exists or is contemplated.  Except for the plan described herein regarding the appointment of new directors as a result of the change of control, there is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board.  There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs.

Biographical Information

Mr. Wen Zhiguang

Mr. Wen Zhiguang, aged 42, is currently a Director of Kung Fu Dragon Group Holdings Limited (“Kung Fu Dragon”) which is set up in November 2011 for investment holding. Kung Fu Dragon is holding approximately 72% of the issued capital of the Company. Mr. Wen is holding 51% of Kung Fu Dragon. As influenced by Hunan culture since childhood, Mr. Wen won the essence of "Interpreting the world, pioneers, perseverance, eclectic", become courage and wisdom. Since 2006, he began to work with Mr. Li Jianhong (also a director to be appointed) with the use the form of animation to interpret traditional Chinese culture. After five years. Mr. Wen Zhiguang cultivated a classic cartoon image of "Kung Fu Dragon" series, developed the "Do Zi Gui Karaoke", thirty-one album of "Kung Fu Dragon Classical Sinology", 52 sets original animation "Kung Fu Dragon - small troupe, great Wisdom" and other series of original animation pieces and all of these have been winning in the related industry, obtaining authority of wide acclaim at home and abroad.

Dato’ Eddy Kok Seng Yeap

Dato’ Eddy Kok Seng Yeap, aged 39, is a Malaysian and is a Life Insurance Practitioner with the qualification obtained from the Malaysia Insurance Institute. Eddy has also completed the Legal

Professional Will Writing Course with Rockwills Sdn Bhd, Malaysia. He is currently Managing Director of NobleCorp Asset Management Ltd. (“NobleCorp”) which is set up in May 2014 for venturing into the Asset Management Field. NobleCorp is holding approximately 18% of the issued capital of the Company. Prior to founding NobleCorp, Eddy was the director and shareholder of several private and public companies in Malaysia, Singapore, Macau, Indonesia, Hong Kong and China, including Kingsburg Holdings Limited, . Currently, Eddy is venturing into his own businesses, including asset management, risk management services, alternative insurance services, healthcare research and fruit plantation projects.

Mr Li Jianhong

Li Jianhong, aged 42, has been engaged in the audio and video distribution industry of China for over 15 years. Mr Li has been the General Manager of Dongguan Kung Fu Dragon Media Co. Ltd. (“Dongguan Kung Fu Dragon”) since 2010. The principal activities of Dongguan Kung Fu Dragon are animation design, development, production and marketing. Prior to joining Dongguan Kung Fu Dragon, since 2000, Mr. Li has been the Chairman of Guangzhou Sambo Culture Communication Co. Ltd. whose principal activities are development, production and distrbution of animation film and television program.

Mr. Qiu Shijun,

Mr. Qiu Shijun, aged 45, has extensive experience in manufacturing and marketing fields both in China and Hong Kong. Since 2005, Mr Qiu has been the director and general manager of Hongkong Fengying Industrial Co., Ltd. with principal activities of manufacturing and marketing of consumer products.

Mr. Tan Kok Beng

Mr. Tan Kok Beng, aged 40, is a Malaysian and has extensive experience in coaching and marketing fields. Over the past 5 years, Mr Tan has been a consultant to certain fast-growing companies in upgrading their productivities by enhancing their marketing function.

CORPORATE GOVERNANCE AND BOARD MATTERS

Organization of the Board and its Committees

The Company’s Board does not have any established committees because the Company does not currently have any material operations.  All such applicable functions are performed by the Board of Directors as a whole.

Audit Committee

The Company does not have an Audit Committee because the Company does not currently have any material operations.  Additionally, because the Company does not have an Audit Committee, it does not have an Audit Committee Charter.

Audit Committee Financial Expert

The Company does not currently have a financial expert serving on an Audit Committee as the Company does not currently have an Audit Committee.

Nominating Committee

The Company does not have a Nominating Committee because the Company does not currently have any material operations.

Compensation Committee

The Company does not have a Compensation Committee because the Company does not currently have any material operations and does not pay any compensation to its officers or directors.

Board and Committee Meetings; Attendance at 2013 Annual Meeting

During the fiscal year of 2013, the Board did not meet.  The Company did not hold an annual meeting in 2013.  We do not have a formal policy regarding attendance at duly called meetings of the Board.

Communications with the Board and its Committees

At the present time, we do not have an established procedure by which stockholders can send communications to the Board because the Company does not currently have any material operations. However, stockholders can send communications to the Board through the Company office. The Company’s office address and phone number are:

B56-B76, Songshan Lake Creative Life City, Gongye West Road, Dongguan, Guangdong, China

Phone No. 086-769-38832388

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership of Form 3 and changes in ownership on Form 4 or Form 5 with the Securities and Exchange Commission.  Such officers, directors and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.  Based solely on its review of the copies of such forms received by it, the Company believes that, during the fiscal year ended December 31, 2013, all Section 16(a) filing requirements applicable to its officers, directors and 10% stockholders were satisfied.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the end of the Company's September 1, 2014, certain information with respect to the common stock beneficially owned by (i) each director, nominee to the Board of Directors and executive officer of the Company; (ii) each person who owns beneficially more than 5% of the common stock; and (iii) all directors and executive officers as a group:

Title and Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Director (Ordinary)	Wen Zhiguang (2) B56-B76, Songshan Lake Creative Life City, Gongye West Road, Dongguan, Guangdong, China	6,374,244	36.8%
Director (Ordinary)	Liu Yongming (1) B56-B76, Songshan Lake Creative Life City, Gongye West Road, Dongguan, Guangdong, China	6,124,273	35.4%
Director (Ordinary)	Kok Seng Yeap Eddy (2) Brumby Centre, Lot 42, Jalan Muhibbah, 87000, Labuan F.T., Malaysia	3,124,629	18.1%
Common	All directors and executive officers (persons)	15,623,146	90.3%

(1)

The person listed is currently an officer, a director, or both, of the Company.

(2)

The person listed is nominated to become an officer, a director, or both, of the Company.

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

No officer or director received any remuneration or compensation from the Company for the fiscal years ended December 31, 2013 and December 31, 2012. The Company currently has no stock option, retirement, pension, profit-sharing programs or similar plans for the benefit of its directors, officers or other employees.

The Company has no written employment agreements with any of its officers or directors.

The Company anticipates that it will pay compensation to its officers and directors in the future although no final determinations have been made as of the date hereof.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

On March 18, 2013, the Company entered into an unsecured note for $5,000 with an entity related to the Company’s sole officer and director.  The note bears interest at 12% and shall be repaid in full at the earlier of two years from the date hereof, or the merger, reorganization or acquisition between the Company and another corporation or entity that has operations, through a lump sum payment of interest and principal.

During the second quarter of 2013, the Company entered into two additional unsecured notes for $5,000 each with an entity related to the Company’s sole officer and director.  The notes bear interest at 12% and shall be repaid in full at the earlier of two years from the date hereof, or the merger, reorganization or acquisition between the Company and another corporation or entity that has operations, through a lump sum payment of interest and principal.

On September 3, 2013, the Company entered into an additional unsecured note for $5,000 with an entity related to the Company’s sole officer and director.  The note bears interest at 12% and shall be repaid in full at the earlier of two years from the date hereof, or the merger, reorganization or acquisition between the Company and another corporation or entity that has operations, through a lump sum payment of interest and principal.

On December 31, 2013, the Company entered into an additional unsecured note for $5,000 with an entity related to the Company’s sole officer and director.  The note bears interest at 12% and shall be repaid in full at the earlier of two years from the date hereof, or the merger, reorganization or acquisition between the Company and another corporation or entity that has operations, through a lump sum payment of interest and principal.

Accrued interest expense for all the convertible notes during the year ended December 31, 2013 and 2012 was $17,717 and $10,074, respectively.

Transactions with Promoters

There have been no transactions between the Company and promoters during the last fiscal year.

Director Independence

The OTC Market has instituted director independence guidelines that have been adopted by the Securities & Exchange Commission.  These guidelines provide that a director is deemed “independent” only if the board of directors affirmatively determines that the director has no relationship with the Company which, in the board’s opinion, would interfere with the director’s exercise of independent judgment in carrying out his or her responsibilities. Significant stock ownership will not, by itself, preclude a board finding of independence.

For OTC Market listed companies, the director independence rules list six types of disqualifying relationships that preclude an independence filing.  The Company’s board of directors may not find independent a director who:

1.

is an employee of the company or any parent or subsidiary of the company;

2.

accepts, or who has a family member who accepts, more than $60,000 per year in payments from the company or any parent or subsidiary of the company other than (a) payments from board or committee services; (b) payments arising solely from investments in the company’s securities; (c) compensation paid to a family member who is a non-executive employee of the company’ (d) benefits under a tax qualified retirement plan or non-discretionary compensation; or (e) loans to directors and executive officers permitted under Section 13(k) of the Exchange Act;

3.

is a family member of an individual who is employed as an executive officer by the company or any parent or subsidiary of the company;

4.

is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments for property or services that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than (a) payments arising solely from investments in the company’s securities or (b) payments under non-discretionary charitable contribution matching programs;

5.

is employed, or who has a family member who is employed, as an executive officer of another company whose compensation committee includes any executive officer of the listed company; or

6.

is, or has a family member who is, a current partner of the company’s outside auditor, or was a partner or employee of the company’s outside auditor who worked on the company’s audit.

Based upon the foregoing criteria, our Board of Directors has determined that LIU, Yongming is not an independent director under these rules because she also serves as the Company’s President, Chief Executive Officer, Chief Financial and Officer.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.  The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate or security holder of the Company, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

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THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

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By Order of the Board of Directors,

/s/ Lona Liu
Lona Liu Director

September 3, 2014